UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

or

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File No. 001-36609

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHERN TRUST CORPORATION

50 South LaSalle Street, Chicago, Illinois, 60603

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2015 AND 2014
(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 24, 2016

To the Employee Benefit Administrative Committee
The Northern Trust Company

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, effective January 1, 2015, the Plan has adopted the disclosure provisions contained in Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), and ASU 2015-12, Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, and Measurement Date Practical Expedient: Consensuses of the FASB Emerging Issues Task Force.

The schedule of assets (held at end of year) as of December 31, 2015, referred to as “supplementary information,” has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31

	2015	2014
Assets
Investments, at fair value:
Collective trust funds	$944,912,598	$1,087,493,849
Northern Trust common stock fund	360,498,084	366,676,355
Mutual funds	236,265,187	238,965,868
Separately managed account:
Domestic common stock	96,860,871	—
Foreign common stock	16,069,332	—

Investments, at contract value:
Stable value portfolio	153,110,653	157,834,550

Total investments	1,807,716,725	1,850,970,622

Receivables:
Accrued interest and dividends receivable	2,135,749	1,984,904
Employer contribution receivable	1,564,768	944,532
Participant contribution receivable	2,452,223	2,263,805
Notes receivable from participants	27,276,142	27,668,219
Total receivables	33,428,882	32,861,460

Total assets	1,841,145,607	1,883,832,082

Liabilities
Expenses payable	190,787	198,541

Net assets available for benefits	$1,840,954,820	$1,883,633,541

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31

	2015	2014
Additions:

Investment income:
Net appreciation in
fair value of investments	$6,577,549	$110,290,561
Interest	4,678,363	3,846,692
Interest from participant loans	1,225,260	1,251,100
Dividends	8,898,766	9,174,810
Total investment income	21,379,938	124,563,163

Contributions:
Employer	21,434,831	20,132,623
Participants	83,548,404	77,797,166
Total contributions	104,983,235	97,929,789

Total additions	126,363,173	222,492,952

Deductions:

Benefits paid to participants	167,426,096	152,775,112
Administrative expenses	1,615,798	1,408,773
Total deductions	169,041,894	154,183,885

Net additions / (deductions)	(42,678,721)	68,309,067

Net assets available for benefits:

Beginning of year	1,883,633,541	1,815,324,474

End of year	$1,840,954,820	$1,883,633,541

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a)
General – The Plan is a defined contribution plan, the purpose of which is to provide retirement benefits to eligible domestic employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopt the Plan.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code).

(b)
Plan Administration – The Plan is administered by the Plan’s Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c)
Eligibility – Employees can make contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d)
Vesting – Participants are always 100% vested in their own contributions and earnings. The Company matching contributions vest 20% annually until the participant is 100% vested at the end of five years.

(e)
Employee Contributions – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan; provided, however, that participants with a base pay rate exceeding $120,000 are limited to a maximum contribution rate of 20%. These contributions may be made with before-tax and/or after-tax dollars. In 2015 and 2014, a participant’s annual before-tax contributions could not exceed $18,000 and $17,500, respectively, except in the case of additional catch-up contributions for participants who had attained age 50 before the end of the Plan year.

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible are automatically enrolled in the Plan by the time they receive their fourth paycheck. The initial contribution rate for participants who are automatically enrolled is 6% on a before-tax basis and increases by 1% annually in April until the participant is contributing 10%. These contributions are invested in the target-date Northern Trust Focus Fund nearest to the participant’s projected retirement age of 62. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before- or after-tax contribution basis, and how contributions are

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

invested. Participants can split their contributions among any of the available investment funds, including additional Northern Trust Focus target-date retirement funds, in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related Internal Revenue Service (IRS) regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain restrictions affecting the Northern Trust Stock Fund and the Former ESOP Fund in accordance with Northern Trust Corporation’s Securities Transactions Policy and Procedures and certain fund trading restrictions that apply to all participants.

(f)
Employer Contributions – The Company makes a matching contribution of $0.50 on every $1.00 that a participant contributes up to 6% of pay. This is equal to a maximum of 3% of pay and is made to contributing participant accounts every payday.

(g)
Benefits, Withdrawals and Forfeitures – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant’s entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his or her employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year’s employer contributions. Forfeitures amounted to $680,674 and $579,723 for the years ended December 31, 2015 and 2014, respectively. Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. Prior to the attainment of age 59-1/2, a participant’s before-tax contributions may only be withdrawn for reasons of financial hardship as defined by the Code and related IRS regulations.

(h)
Participant Loans – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant’s entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. For certain participants, payments to the Northern Trust Stock Fund may be restricted in accordance with Northern Trust Corporation’s Securities Transactions Policy and Procedures. Loan interest rates are based on the prime interest rate plus 1%. Participant loans are valued at amortized cost. An administrative fee of $100.00 per loan is added to the

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

principal loan amount and reflected in the payments deducted each payroll period from a participant’s paycheck.

(i)
Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants’ accounts will become fully vested.

2.	Summary of Significant Accounting Policies

A summary of the Plan’s significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a)
Basis of Accounting – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b)
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(c)
Valuation of Investments – The Plan’s investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Domestic and foreign common stock held in a separately managed account and Northern Trust Corporation common stock are valued at the closing prices reported in the active markets in which the individual securities are traded.

The Plan’s policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

(d)
Fully Benefit-Responsive Investment Contracts – As described in the Accounting Standards Update (ASU) No. 2015-12 to the Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), fully benefit-responsive investment contracts held in a defined contribution plan are required to be measured at contract value. Contract value is a relevant measurement because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2015 and 2014, the Plan held fully benefit-responsive investment contracts through the Stable Value Portfolio consisting of traditional guaranteed investment contracts (GICs), separate account insurance contracts

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

and wrapper contracts (synthetic GICs). The key objective of the Stable Value Portfolio is to preserve principal, maintain a stable crediting rate, and provide liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

In a traditional GIC, the issuer takes a deposit from the Stable Value Portfolio and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest to the Stable Value Portfolio. Separate account GICs are investments in a segregated account of assets maintained by the issuer for the benefit of the Stable Value Portfolio. In a wrapper contract structure, the underlying investments are owned by the Stable Value Portfolio and held in trust for plan participants. Separate account and wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments over the duration of the investments through adjustments to the future interest crediting rate. The crediting rates typically reset on a monthly or quarterly basis and are influenced by a number of factors including the prevailing market rates, generated returns and duration of the underlying investments as well as the amount and timing of participant contributions, transfers and withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may include material adverse changes to the provisions of the Plan or its termination and are not probable of occurring in the foreseeable future. Examples of events that would permit a contract issuer to terminate a contract upon short notice may include the Plan’s loss of its qualified status, material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

(e)
Investment Income Recognition – Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year (or date the investments were sold, if earlier).

(f)	Contributions – Contributions from the Company are accrued based upon the funding provisions of the Plan.

(g)
Administrative Expenses – During 2015 and 2014, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2015 and 2014 administrative expenses were paid by the Company.

(h)	Payment of Benefits – Benefit payments are recorded when paid.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, “Fair Value Measurement (Topic 820) — Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)” which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. As permitted by ASU 2015-07, the Plan has early adopted this pronouncement for the year ended December 31, 2015 and its investments in guaranteed investment contracts and collective trust funds that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. As a result of the adoption of ASU 2015-07, the Plan retrospectively modified its fair value disclosures.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, “Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, and Measurement Date Practical Expedient: Consensuses of the FASB Emerging Issues Task Force”. The primary objective of the ASU is to simplify several elements of employee benefit plan financial reporting including disclosures on fully benefit-responsive investment contracts, investments’ risk, strategies, characteristics etc. As permitted by ASU 2015-12, the Plan has early adopted this pronouncement for the year ended December 31, 2015, including elimination of the requirements to measure the fair value of fully benefit-responsive investment contracts as well as the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. As a result of the adoption of ASU 2015-12, the Plan retrospectively modified its investment disclosures.

4.	Investments

The Plan follows the guidance issued under the Fair Value Measurements and Disclosures topic of the FASB ASC, which defines fair value and provides a framework for measuring fair value including a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan’s Level 1 investments at December 31, 2015 included Northern Trust Corporation common stock, domestic and foreign common stock held in a separately managed account and mutual funds. The Plan’s

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

Level 1 investments at December 31, 2014 included Northern Trust Corporation common stock and mutual funds. Common stock shares are valued at the closing price reported in the active markets in which the individual securities are traded. Share prices of each mutual fund, referred to as the fund’s NAV, are calculated daily by the fund’s manager based on the closing market prices and accruals of securities in the fund’s total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund’s redemption date NAV.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan had no Level 2 assets or liabilities at December 31, 2015 or 2014. The investments in collective trust funds are valued as a practical expedient utilizing NAVs, which are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund’s redemption date NAV. The investments in fully benefit-responsive investment contracts through the Stable Value Portfolio are measured at contract value. As a result of the adoption of ASU 2015-07 and ASU 2015-12, the investments in collective trust funds and Stable Value Portfolio have not been categorized in the fair value hierarchy.

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally-developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2015 or 2014. The following tables present Plan assets measured and recorded at fair value on a recurring basis and their levels within the fair value hierarchy, each as of December 31, 2015 and 2014:

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2015
Fair value of investments in the fair value hierarchy:
Northern Trust common stock fund	$360,498,084	$—	$—	$360,498,084
Mutual funds	236,265,187	—	—	236,265,187
Separately managed account:
Domestic common stock	96,860,871	—	—	96,860,871
Foreign common stock	16,069,332	—	—	16,069,332
Total fair value of investments in the fair value hierarchy	709,693,474	—	—	709,693,474

Investments excluded from the fair value hierarchy:
Collective trust funds measured at net asset value	—	—	—	944,912,598
Stable value portfolio measured at contract value	—	—	—	153,110,653
Total investments excluded from the fair value hierarchy	—	—	—	1,098,023,251

Total Investments at fair value	$709,693,474	$—	$—	$1,807,716,725

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2014
Fair value of investments in the fair value hierarchy:
Northern Trust common stock fund	$366,676,355	$—	$—	$366,676,355
Mutual Funds	238,965,868	—	—	238,965,868
Total fair value of investments in the fair value hierarchy	605,642,223	—	—	605,642,223

Investments excluded from the fair value hierarchy:
Collective trust funds measured at net asset value	—	—	—	1,087,493,849
Stable value portfolio measured at contract value	—	—	—	157,834,550
Total investments excluded from the fair value hierarchy	—	—	—	1,245,328,399

Total Investments at fair value	$605,642,223	$—	$—	$1,850,970,622

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

5.	Related-Party Transactions

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	Reconciliation of Financial Statements to Schedule H of Form 5500

The following are reconciliations of December 31, 2015 and 2014 net assets available for benefits per the financial statements to Schedule H of Form 5500.

Description	2015	2014
Net Assets Available for Benefits per the Financial Statements	$1,840,954,820	$1,883,633,541
Adjustment from Contract Value to Fair Value for
Fully Benefit-Responsive Investment Contracts	(946,705)	124,044
Net Assets Available for Benefits per Schedule H of Form 5500	$1,840,008,115	$1,883,757,585

8.	Tax Status

The Plan obtained its latest determination letter on October 22, 2013, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

Accounting principles generally accepted in the United States of America require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions for the preceding three-year period up to and including the 2012 Plan year; however, there are currently no audits for any tax periods in progress.

9.	Subsequent Events

The Plan has evaluated subsequent events through June 24, 2016, the date the financial statements were issued, and determined that no subsequent events occurred that require adjustments to, or disclosure in, the financial statements.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2015
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)

	Domestic common stock held in a separately managed account:
32,237	Adobe Systems Incorporated	$2,965,437	$3,028,344
16,796	Air Products & Chemicals, Inc.	2,299,204	2,185,328
17,010	Alexion Pharmaceuticals, Inc.	3,003,396	3,244,658
11,096	Allergan Plc	3,522,625	3,467,500
5,503	Alphabet Inc	4,278,088	4,281,389
4,424	Amazon.com, Inc.	2,990,317	2,990,137
51,937	American International Group Inc.	3,286,397	3,218,536
32,408	American Tower Corp	3,222,056	3,141,956
155,815	Applied Materials, Inc.	2,925,645	2,909,066
17,490	Boeing Co	2,570,470	2,528,879
42,269	Bristol-Myers Squibb Co	2,865,331	2,907,685
71,867	Cabot Oil & Gas Corporation	1,288,475	1,271,327
20,498	Celgene Corporation	2,260,000	2,454,840
3,805	Chipotle Mexican Grill, Inc.	2,168,384	1,825,829
17,172	Cimarex Energy Co	1,938,009	1,534,833
71,879	Citigroup Inc.	3,887,935	3,719,738
26,436	Cognizant Technology Solutions Corp	1,675,758	1,586,689
44,224	Comcast Corporation	2,675,021	2,495,560
8,208	Constellation Brands, Inc.	1,164,288	1,169,148
15,353	Costco Wholesale Corporation	2,473,338	2,479,510
16,339	Dollar General Corp.	1,067,884	1,174,284
30,320	EOG Resources Inc	2,450,059	2,146,353
15,106	Halliburton Company	561,630	514,208
23,269	HCA Holdings Inc.	1,629,249	1,573,682
23,049	Home Depot Inc.	3,084,371	3,048,230
41,007	JPMorgan Chase & Co	2,733,729	2,707,692
31,719	Kraft Heinz Foods Co	2,317,010	2,307,874
24,652	Kansas City Southern	2,098,423	1,840,765
45,018	Level 3 Communications, Inc.	2,338,897	2,447,179
34,760	Mastercard Inc.	3,375,474	3,384,234
43,290	Medtronic Plc	3,266,453	3,329,867
79,817	Microsoft Corporation	4,406,484	4,428,247
16,058	Molson Coors Brewing Company	1,491,518	1,508,167

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2015
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)

35,300	Nike Inc.	2,341,414	2,206,250
47,260	Philip Morris International Inc.	4,126,176	4,154,627
6,605	Ralph Lauren Corp	830,393	736,325
19,760	Rockwell Collins, Inc.	1,813,602	1,823,848
6,187	Sherwin-Williams Co	1,675,096	1,606,145
20,106	Texas Instruments Incorporated	1,157,041	1,102,010
30,689	Visa Inc.	2,424,738	2,379,932
	Total domestic common stock held in a separately managed account	$98,649,815	$96,860,871

	Foreign common stock held in a separately managed account:
	Belgium
17,835	Anheuser Busch Inbev SA	$2,275,008	$2,229,375
	Canada
13,180	Canadian Pacific Railway Limited	1,885,599	1,681,768
43,600	Magna International Inc.	1,954,828	1,768,416
	Israel
65,785	Teva Pharmaceutical Industries Ltd	4,167,704	4,318,127
	Netherlands
32,325	NXP Semiconductors NV	2,960,784	2,723,381
	United Kingdom
16,333	Shire PLC	3,439,174	3,348,265
	Total foreign common stock held in a separately managed account	$16,683,097	$16,069,332

	Northern Trust common stock fund
5,000,667	Northern Trust Corporation*	$147,520,575	$360,498,084

	Collective Trust Funds:
64,667	Northern Trust Focus Income Fund*	$8,744,842	$8,872,282
21,770	Northern Trust Focus 2010 Fund*	3,020,446	3,083,654
107,064	Northern Trust Focus 2015 Fund*	15,110,772	15,427,970
234,240	Northern Trust Focus 2020 Fund*	33,780,665	34,370,088
258,081	Northern Trust Focus 2025 Fund*	37,971,630	38,469,493
199,784	Northern Trust Focus 2030 Fund*	30,018,589	30,293,251
210,956	Northern Trust Focus 2035 Fund*	32,173,108	32,461,852

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2015
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)

134,640	Northern Trust Focus 2040 Fund*	20,847,547	20,803,257
106,043	Northern Trust Focus 2045 Fund*	16,448,638	16,391,107
62,790	Northern Trust Focus 2050 Fund*	9,781,130	9,714,928
21,933	Northern Trust Focus 2055 Fund*	3,436,917	3,398,332
4,878	Northern Trust Focus 2060 Fund*	478,463	466,243
15,628,265	Jennison U.S. Small Cap Equity Fund	36,426,574	59,733,752
386,240	Northern Trust Mid Cap Equity Index Fund*	50,359,381	53,926,873
464,229	Northern Trust Aggregate Bond Index Fund*	49,818,325	51,362,338
960,905	Northern Trust International Equity Index*	114,183,556	105,776,397
264,931	Northern Trust Small Cap Equity Index Fund*	42,906,753	43,952,056
2,218,524	Northern Trust Large Cap Equity Index Fund*	323,736,665	385,690,324
195,926	Northern Trust Inflation-Protected Securities Index Fund*	19,783,704	19,478,923
11,239,478	Northern Collective Short Term Investment Fund*	11,239,478	11,239,478
	Total Collective Trust Funds	$860,267,183	$944,912,598

	Mutual Funds:
2,192,760	Aberdeen Emerging Markets Institutional Fund	$31,571,465	$24,909,756
3,034,595	MFS Institutional International Equity Fund	59,032,816	62,391,275
1,200,053	Hartford Mid Cap HLS Fund	45,199,098	40,393,778
538,079	PIMCO Foreign Bond Fund	5,813,204	5,332,362
6,983,694	Wells Fargo Advantage Core Bond Fund	91,985,253	88,204,055
1,473,918	PIMCO All Asset Fund	17,971,357	15,033,961
	Total Mutual Funds	$251,573,193	$236,265,187

	Guaranteed Investment Contracts:
153,110,653	Stable Value Portfolio	$153,110,653	$152,163,948

	Participant Loans*
	(Interest rates ranging from 4.25% to 9.75% with varying maturity dates from August 2015 to November 2030)	—	27,276,142

		$1,527,804,516	$1,834,046,162

* Indicates party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee, which is the plan administrator for The Northern Trust Company Thrift-Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Dated:	June 24, 2016	By:	/s/ Kathryn A. O’Neill
Kathryn A. O’Neill
Chairperson
Employee Benefit Administrative Committee

EXHIBIT INDEX

Number	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith